FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

  Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010
Commission File Number: 001-33068

ULTRAPETROL (BAHAMAS) LIMITED
 (Translation of registrant's name into English)

Ocean Centre, Montagu Foreshore
East Bay St.
Nassau, Bahamas
P.O. Box SS-19084
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of a press release issued by Ultrapetrol (Bahamas) Limited on November 10, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPETROL (BAHAMAS) LIMITED
(registrant)

By: /s/ Felipe Menéndez Ross
Name: Felipe Menéndez Ross
Title: Chief Executive Officer

Dated: November 10, 2010

Exhibit 1

Ultrapetrol Reports Financial Results for Third Quarter 2010

NASSAU, Bahamas, November  10, 2010 -- Ultrapetrol (Bahamas) Limited (NASDAQ: ULTR), an industrial transportation company serving marine transportation needs in three markets (River Business, Offshore Supply Business and Ocean Business), today announced financial results for the third quarter ended September 30, 2010.

 Highlights:

•	Recorded revenues of $58.6 million in the third quarter 2010;

•	Recorded adjusted consolidated EBITDA1 of $14.0 million for the third quarter of 2010; and

•
Recorded total adjusted net loss1 and adjusted loss per share1 of $2.5 million and $0.08, respectively, in the third quarter of 2010 which includes the effect of a realized net gain on FFAs of $1.3 million in the third quarter of 2010 (accounted for in the first quarter of 2010), excludes a $2.0 million income tax loss for unrealized foreign exchange rate gains on U.S. dollar-denominated debt of our Brazilian subsidiary in the Offshore Supply Business, and excludes the effect of a payment of $1.3 million made to the tax authorities of Paraguay in full settlement of a claim pertaining to years 2002 to 2004.

•
For the first nine months of 2010, revenues totaled $173.4 million, adjusted consolidated EBITDA totaled $51.3 million and adjusted net income and corresponding earnings per share were $3.5 million and $0.12, respectively.

Felipe Menéndez, Ultrapetrol's President and Chief Executive Officer, said, "During the third quarter, Ultrapetrol achieved strong growth in its River and Offshore Supply businesses while taking steps to position its Ocean Business for future growth.

In the River Business, volumes increased 21% as we transported significantly more iron ore cargoes, consistent with our expectations. In addition, third quarter and nine-months segment adjusted EBITDA in the River Business grew more than five and six times respectively. We believe that this growth was a direct result of the Company's efficiency initiatives focused on operating an increased number of new barges, utilizing larger and more efficient engines and transporting a better mix of cargoes."

1 Adjusted consolidated EBITDA, adjusted segment EBITDA, adjusted net loss and adjusted loss per share are non-GAAP financial measures. Please refer to the "Supplemental Information" section of this release for a reconciliation of these non-GAAP measures as used in this release to the most directly comparable financial measure under United States generally accepted accounting principles (US GAAP).

Mr. Menéndez continued, "In our Offshore Supply Business, we nearly doubled segment adjusted EBITDA for the nine-month period, reflecting the operation of six vessels secured on attractive long-term charters in Brazil. We look forward to doubling the size of our Offshore Supply fleet over the near-term, as we take delivery of six new PSVs. With our anticipated growth, we are in a strong position to support Brazil's drilling program that will make the region the second largest market in the world for offshore services.

In our Ocean Business, we continued to successfully operate our product tankers during a time when we eliminated our Capesize exposure by disposing of our remaining Capesize vessel in the third quarter. We are pleased that our new container feeder operation has met its target sooner than expected and as a result we have decided to add a new vessel to this service which we expect to receive in the Far East in the fourth quarter."

Overview of Financial Results

Total revenues for third quarter of 2010 were $58.6 million, as compared with $58.5 million in the same period of 2009.

Adjusted consolidated EBITDA for third quarter 2010 was $14.0 million compared with $14.3 million in the same period of 2009.

Reported net loss for the third quarter 2010 was $7.0 million or $0.24 per share, as compared with a net loss of $4.2 million, or $0.14 per share, during the same period of 2009. Third quarter 2010 net loss includes a $2.0 million, or $0.07 per share, income tax loss for unrealized foreign exchange rate gains on U.S. dollar-denominated debt of our Brazilian subsidiary in the Offshore Supply Business, excludes a $1.3 million realized net gain, or $0.04 per share, on account of a net gain on FFAs and includes a loss on a payment of $1.3 million, or $0.04 per share, made to the tax authority of Paraguay in full and final settlement of a claim pertaining to years 2002 to 2004. Excluding the effect of these items, the adjusted net loss for the third quarter of 2010 was $2.5 million or $0.08 per share.

Len Hoskinson, Ultrapetrol's Chief Financial Officer, said, "Ultrapetrol's strategy of conservatively financing assets ensures that the Company continues to have strong financial foundation. Importantly, our CAPEX plan remains adequately funded and we continue to have ample liquidity to take advantage of future growth opportunities."

Business Segment Highlights

River

The River Business experienced a 21.5% increase in the volume of cargo loaded in the third quarter of 2010 as compared with the same period of 2009. Third quarter 2010 River segment adjusted EBITDA was $6.2 million versus $1.0 million in 2009. For a reconciliation of adjusted EBITDA to segment operating profit, please refer to the tables at the end of this release.

The latest 2010 USDA estimate for the Paraguayan soybean crop of 7.2 million tons implies an eighty percent increase when compared to 2009 levels and is consistent with a larger seeded area and yields with a normal rainfall as opposed to 2009 when the entire region suffered the worst drought in 70 years. Iron ore production continued to normalize in the quarter. Consequently, as expected, the iron ore cargo transported during the third quarter 2010 increased by 36% when compared to the same period of 2009.

The Company's new shipyard for building barges inaugurated in December 2009 continued to operate successfully with initial productivity levels ahead of our plan. The yard is the most modern of its kind in South America and we believe it will allow the Company to supply the capacity that we expect will be required in the near future due to growing volumes of liquids, soybeans and iron ore production in the region. We have successfully continued the re-engining and re-powering program focused on converting the engines on eleven of our main pushboats. The first vessel, Zonda I, started operations on May 22, 2010, equipped with a more powerful heavy fuel engine compared to the diesel consuming engine that we currently operate in the Company's other pushboats. We believe our re-engining and re-powering program should lead to gradually increasing savings in fuel expense as well as an increase in tow size and navigation speed. Ultrapetrol has begun to achieve such benefits with the Zonda I.

Offshore Supply

In the Offshore Supply Business, six vessels operated in the third quarter of 2010. The adjusted EBITDA generated by the Offshore Supply segment during the quarter was $4.5 million, an increase of $4.8 million when compared to the $0.3 million negative EBITDA generated in the same period of 2009. For a reconciliation of adjusted EBITDA to segment operating profit please refer to the tables at the end of this release.

Total revenues from the Offshore Supply Business increased by 87% attributable primarily to a full three months of operation in 2010 of the UP Rubi, which started its employment with Petrobras under a long-term time charter in August 2009, and to the operation of the vessels UP Esmeralda and UP Safira. Both the UP Esmeralda and UP Safira are operating under long-term time charter with Petrobras after arriving in Brazil from the North Sea during the first quarter of 2010 at improved rates from those prevailing in the North Sea in the third quarter of 2009. The increase in revenues is also a result of an increase in revenues of our UP Topazio due to her operation in Brazil during the third quarter 2010 as opposed to a lower number of days in the third quarter 2009 when the vessel was repositioned from the North Sea. All of our six existing PSVs are now chartered to Petrobras on long-term employments at attractive rates for periods ranging between three to four years.

Ultrapetrol has continued constructing an additional six new PSVs that will be added to the fleet. The UP Turquoise, which we are currently building in China, is expected to be delivered on December 20, 2010, and has been chartered to Petrobras for a four year period, whilst UP Jasper, also being built in China, is expected to be delivered in the first quarter of 2011. The first of the four vessels under construction in India is now expected to be delivered in the first half of 2011.

The Company has continued to invest heavily in the expansion of its PSV fleet. We believe that the Brazilian market will grow substantially with the support of Petrobras' aggressive capital expenditure plans.

Ocean

The Ocean segment generated adjusted EBITDA of $2.5 million in the third quarter of 2010, as compared to $13.6 million in the same period of 2009. For a reconciliation of adjusted EBITDA to segment operating profit, please refer to the tables at the end of this release.

The 56% decrease in revenues is mainly attributable to the sale of three of our Capesize vessels, MV Princess Susana, MV Princess Nadia and MV Princess Marisol which were sold and delivered to their buyers on December 10, 2009,  January 28, 2010, and April 23, 2010, respectively; coupled with a $7.9 million decrease in the net settlements of FFAs which qualified as cash flow hedges in the third quarter of 2010 compared to the same period of 2009, partially offset by the entry into operation of our new container feeder vessel M.V. Asturiano.

On September 15, 2010, we delivered our Capesize vessel, Princess Katherine, in accordance with the Memorandum of Agreement ("MOA") entered into on August 4, 2010.

The Company has operated a total of five vessels in its Product Carrier fleet in the third quarter of 2010, which continued to be employed in the South American coastal trade mostly under medium/long-term charters with the oil majors that operate in the region. On October 6, 2010, one of these Product carrier vessels, the Mediator I, was re-delivered to its owners.

Our 1,100-TEU, 2003-built container feeder vessel M.V. Asturiano continued to operate successfully during the third quarter 2010, completing its sixth voyage by September 30, 2010. On September 28, 2010, we entered into an MOA whereby we agreed to acquire a second container vessel, M.V. Sinar Bontang, a 2002-built, 1,054 TEU container vessel which will be added to our cabotage flag protected feeder service during the first quarter of 2011.

Use of Non-GAAP Measures

Ultrapetrol believes that the disclosed non-Generally Accepted Accounting Principles ("GAAP") measures such as adjusted consolidated EBITDA, and any other adjustments thereto, when presented in conjunction with comparable GAAP measures, are useful for investors in evaluating the liquidity of the company. These non-GAAP measures should not be considered a substitute for, or superior to, measures of liquidity prepared in accordance with GAAP. A reconciliation of segment adjusted EBITDA to segment operating profit and cash flow from operations is presented in the tables that accompany this press release.

Investment Community Conference Call

Ultrapetrol will host a conference call for investors and analysts on Thursday, November 11, 2010, at 09:00 a.m. ET accessible via telephone and Internet with an accompanying slide presentation. Investors and analysts may participate in the live conference call by dialing 1-888-989-0726 (toll-free U.S.) or + 1-210-234-8596 (outside of the U.S.); passcode: ULTR. Please register at least 10 minutes before the conference call begins. A replay of the call will be available for one week via telephone starting approximately one hour after the call ends. The replay can be accessed at 1-800-677-0363 (toll-free U.S.) or +1-203-369-3313 (outside of the U.S.); passcode: 1111. The webcast will be archived on Ultrapetrol's website for 30 days after the call.

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for grain, forest products, minerals, crude oil, petroleum and refined petroleum products, the general cargo and container trade as well as the offshore oil platform supply market, with its extensive and diverse fleet of vessels. These include river barges and push boats, platform supply vessels, tankers, and container feeder vessels. More information on Ultrapetrol can be found at www.ultrapetrol.net.

Forward-Looking Language

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include future operating or financial results; pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking and insurance costs; general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand; our ability to obtain additional financing; our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives; our dependence upon the abilities and efforts of our management team; changes in governmental rules and regulations or actions taken by regulatory authorities; adverse weather conditions that can affect production of the goods we transport and navigability of the river system; the highly competitive nature of the oceangoing transportation industry; the loss of one or more key customers; fluctuations in foreign exchange rates and devaluations; potential liability from future litigation; and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

ULTR – F

The following table shows our unaudited consolidated balance sheet as of September 30, 2010 and our audited consolidated balance sheet as of December 31, 2009:
	At September 30, 2010 (Unaudited)	At December 31, 2009
ASSETS

CURRENT ASSETS

Cash and cash equivalents	$37,408	$53,201
Restricted cash	1,661	1,658
Accounts receivable, net of allowance for doubtful accounts of $584 and $411 in 2010 and 2009, respectively	24,920	16,402
Operating supplies	3,875	3,743
Prepaid expenses	5,388	4,210
Receivables from derivative instruments	4,589	16,885
Other receivables	18,128	15,547
Other current assets	666	2,684
Total current assets	96,635	114,330
NONCURRENT ASSETS

Other receivables	14,497	16,256
Restricted cash	1,181	1,181
Vessels and equipment, net	583,568	571,478
Dry dock	6,317	5,281
Investment in affiliates	1,546	1,787
Intangible assets	1,194	1,456
Goodwill	5,015	5,015
Other noncurrent assets	7,852	8,390
Deferred income tax assets	8,120	7,760
Total noncurrent assets	629,290	618,604
Total assets	$725,925	$732,934

LIABILITIES AND EQUITY

CURRENT LIABILITIES

Accounts payable	$21,304	$13,707
Accrued interest	6,670	2,008
Current portion of long-term financial debt	21,097	21,286
Other current liabilities	8,247	8,977
Total current liabilities	57,318	45,978
NONCURRENT LIABILITIES

Long-term financial debt	376,174	384,245
Deferred income tax liabilities	15,241	13,033
Other noncurrent liabilities	2,817	1,095
Total noncurrent liabilities	394,232	398,373
Total liabilities	451,550	444,351

EQUITY
Common stock, $.01 par value: 100,000,000 authorized shares; 29,943,653 shares outstanding	338	338
Additional paid-in capital	271,008	269,958
Treasury stock 3,923,094 shares at cost	(19,488)	(19,488)
Accumulated earnings	18,864	17,357
Accumulated other comprehensive income (loss)	(1,555)	15,538
Total Ultrapetrol (Bahamas) Limited stockholders equity	269,167	283,703

Noncontrolling interests	5,208	4,880
Total equity	274,375	288,583
Total liabilities and equity	$725,925	$732,934

The following table sets forth certain unaudited historical statements of income data for the periods indicated above derived from our unaudited condensed consolidated statements of income expressed in thousands of dollars:

	Three Months Ended September 30,		Nine Months Ended September 30,
					Percent
($000's)	2010	2009	2010	2009	Change
Revenues
Attributable to River Business	$31,365	$20,400	$89,899	$63,525	42%
Attributable to Offshore Supply Business	13,737	7,328	39,385	25,784	53%
Attributable to Ocean Business	13,507	30,744	44,162	81,860	-46%
Total revenues	58,609	58,472	173,446	171,169	1%

Voyage expenses
Attributable to River Business	(11,868)	(9,723)	(33,496)	(28,724)	17%
Attributable to Offshore Supply Business	(984)	(1,941)	(2,764)	(2,660)	4%
Attributable to Ocean Business	(3,457)	(6,772)	(8,280)	(14,603)	-43%
Total voyage expenses	(16,309)	(18,436)	(44,540)	(45,987)	-3%

Running costs
Attributable to River Business	(9,639)	(7,418)	(24,469)	(22,786)	7%
Attributable to Offshore Supply Business	(6,149)	(4,350)	(18,361)	(12,120)	51%
Attributable to Ocean Business	(7,608)	(7,917)	(21,889)	(24,036)	-9%
Total running costs	(23,396)	(19,685)	(64,719)	(58,942)	10%

Amortization of dry dock & intangible assets	(1,346)	(880)	(3,259)	(3,105)	5%
Depreciation of vessels and equipment	(7,225)	(9,485)	(22,256)	(27,548)	-19%
Administrative and commercial expenses	(7,257)	(6,300)	(20,192)	(17,916)	13%
Other operating (loss) income	(216)	132	297	1,093	-73%

Operating profit	2,860	3,818	18,777	18,764	0%

Financial expense and other financial expenses	(5,964)	(5,373)	(20,932)	(16,359)	28%
Financial income	89	69	292	287	2%
Gains on derivative instruments, net	901	126	10,270	241	4161%
Investment in affiliates	(86)	17	(241)	37	-
Other, net	(225)	(198)	(676)	(600)	13%
Total other expenses	(5,285)	(5,359)	(11,287)	(16,394)	-31%

(Loss) income from continuing operations before income tax	(2,425)	(1,541)	7,490	2,370	216%

Income taxes expenses	(4,498)	(2,432)	(5,140)	(4,728)	9%
Net (loss) income attributable to non-controlling interest	55	(199)	328	26	1162%

Net (loss) income from continuing operations attributable to Ultrapetrol (Bahamas) Ltd.	$(6,978)	$(3,774)	$2,022	$(2,384)

Loss from discontinued operation (1)	-	(406)	(515)	(1,268)	-59%

Net (loss) income attributable to Ultrapetrol (Bahamas) Ltd.	$(6,978)	$(4,180)	$1,507	$(3,652)

(1)  Operations of our Passenger Business are presented as discontinued operations on a net of tax basis.

The following table contains our unaudited statements of cash flows for the nine months period ended September 30, 2010 and 2009:

	For the nine-month periods ended September 30,
	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	$1,835	$(3,626)

Adjustments to reconcile net income (loss) to net cash provided by operating activities:

Loss from discontinued operations	515	1,268
Depreciation of vessels and equipment	22,256	27,548
Amortization of dry docking	2,997	2,562
Expenditure for dry docking	(7,643)	(3,006)
Gains on derivatives, net	(10,270)	(241)
Amortization of intangible assets	262	543
(Gain) loss on sale of vessels, net	(724)	-
Share-based compensation	1,050	1,334
Debt issuance expense amortization	1,328	1,210
Net loss (gain) from investment in affiliates	241	(37)
Allowance for doubtful accounts	378	329
Cash settlements of FFAs	-	292

Changes in assets and liabilities:
Decrease (increase) in assets:
Accounts receivable	(8,896)	(3,124)
Receivables from related parties	289	22
Other receivables, operating supplies and prepaid expenses	(752)	(2,573)
Other	1,543	1,705
Increase (decrease) in liabilities:
Accounts payable	7,430	(8,686)
Payable to related parties	(42)	150
Other	7,364	10,099
Net cash provided by operating activities from continuing operations	19,161	25,769

Net cash (used in) provided by operating activities from discontinued operations	(1,959)	415
Total cash flows provided by operating activities	17,202	26,184

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of vessels and equipment	(68,214)	(69,071)
Cash settlements of FFAs	5,834	-
Proceeds from disposal of assets, net	36,584	-
Other	41	2,154
Net cash (used in) investing activities from continuing operations	(25,755)	(66,917)

Net cash provided by investing activities from discontinued operations	1,950	-
Total cash flows (used in) investing activities	(23,805)	(66,917)

CASH FLOWS FROM FINANCING ACTIVITIES

Scheduled repayments of long-term financial debt	(8,400)	(10,480)
Early repayments of long-term financial debt	-	(22,894)
Proceeds from long-term financial debt	-	10,350
Other	(790)	(248)
Net cash (used in) financing activities from continuing operations	(9,190)	(23,272)
Net (decrease) in cash and cash equivalents	(15,793)	(64,005)

Cash and cash equivalents at the beginning of year (including $304 and $2,546 related to discontinued operations)	$53,201	$105,859
Cash and cash equivalents at the end of period (including $294 and $390 related to discontinued operations)	$37,408	$41,854

Supplemental Information:

The following table reconciles our EBITDA as defined in the Notes due 2014 and our Adjusted Consolidated EBITDA to our cash flow for the three months ended September 30, 2010 and 2009:

	Three months ended
($000's)	Sep-10	Sep-09
Total cash flows provided by operating activities	4,404	7,179
Total cash flows (used in) investing activities	(9,561)	(26,537)
Total cash flows (used in) from financing activities	(3,403)	3,805

Net cash provided by operating activities from continuing operations	$4,403	$7,170
Net cash (used in) provided by operating activities from discontinued operations	1	9
Total cash flows from operating activities	4,404	7,179

Plus

Adjustments from continuing operations

Increase / Decrease in operating assets and liabilities	(6,807)	(326)
Expenditure for dry docking	3,421	542
Income Taxes	4,498	2,432
Financial Expenses	6,704	5,728
Loss on disposal of assets	1,038	-
Net income (loss) attributable to non-controlling interest	(55)	199
Adjustment attributable to UP Offshore declassification	(6,514)	-
Other adjustments	(1,308)	(758)
	-	-
Adjustments from discontinued operations

Increase / Decrease in operating assets and liabilities	(1)	(415)
Expenditure for dry docking	-	-
Financial Expenses	-	4

EBITDA as defined in the Notes due 2014 from continuing operations	$5,380	$14,987
EBITDA as defined in the Notes due 2014 from discontinued operations	$-	$(402)
Consolidated EBITDA as defined in the Notes due 2014	$5,380	$14,585

Plus
Adjustment attributable to UP Offshore declassification	$6,514	$-
Adjustment to gains on derivatives, net	-
Gains on derivatives, net	901	(236)
Realized net gain on FFAs	1,250	-
Adjusted Consolidated EBITDA	$14,045	$14,349

The following table reconciles our EBITDA as defined in the Notes due 2014 and our Adjusted Consolidated EBITDA to our cash flow for the nine months ended September 30, 2010 and 2009:

	Period ended
($000's)	Sep-10	Sep-09
Total cash flows provided by operating activities	17,202	26,184
Total cash flows (used in) investing activities	(23,805)	(66,917)
Total cash flows (used in) from financing activities	(9,190)	(23,272)

Net cash provided by operating activities from continuing operations	$19,161	$25,769
Net cash (used in) provided by operating activities from discontinued operations	$(1,959)	$415
Total cash flows from operating activities	$17,202	$26,184

Plus

Adjustments from continuing operations

Increase / Decrease in operating assets and liabilities	(6,936)	2,407
Expenditure for dry docking	7,643	3,006
Income Taxes	5,140	4,728
Financial Expenses	19,122	17,758
Loss on disposal of assets	724	-
Net loss attributable to non-controlling interest	(328)	(26)
Adjustment attributable to UP Offshore declassification (1)	(15,933)	-
Gains on derivatives, net	10,270	-
Other adjustments	(2,997)	(2,836)

Adjustments from discontinued operations

Increase / Decrease in operating assets and liabilities	1,444	(1,683)
Expenditure for dry docking	-	-
Financial Expenses	5	8

EBITDA as defined in the Notes due 2014 from continuing operations	$35,866	$50,806
EBITDA as defined in the Notes due 2014 from discontinued operations	$(510)	$(1,260)
Consolidated EBITDA as defined in the Notes due 2014	$35,356	$49,546

Plus
Adjustment attributable to UP Offshore declassification	$15,933	$-
Non-cash gain on FFAs	-	(51)
Adjusted Consolidated EBITDA	$51,289	$49,495

(1) From October 29, 2009, our Board of Directors declassified UP Offshore (Bahamas) Ltd. as a restricted subsidiary under the terms of the Indenture.

The use of the terms "EBITDA as defined in the Notes due 2014" and "Adjusted Consolidated EBITDA" in the current filing rather than EBITDA as has been used in previous filings, is responsive to the US Securities and Exchange Commission Release No. 34-47226 wherefrom if the measurement being used excludes "non-cash charges" or other similar concepts other than strictly interest, taxes, depreciation and amortization, or were otherwise to depart from the definition of EBITDA as included in the aforementioned release, it should be called "EBITDA as defined in the Notes due 2014" and "Adjusted Consolidated EBITDA" rather than EBITDA.

EBITDA as defined in the Notes due 2014 consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt, premium paid for redemption of preferred shares and certain non-cash charges (including for instance losses on write-downs of vessels). The calculation of EBITDA as defined in the Notes due 2014 excludes from all items those amounts corresponding to unrestricted subsidiaries under the Indenture governing the Company's 9% First Preferred Ship Mortgage Notes due 2014 (the "Indenture") from the time of designation as such. We have provided EBITDA as defined in the Notes due 2014 in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness and it is a required disclosure to comply with a covenant contained in such Indenture. Adjusted Consolidated EBITDA in this filing represents EBITDA as defined in the Notes due 2014 plus EBITDA corresponding to unrestricted subsidiaries designated as such under the terms of the Indenture and other adjustments related to our FFAs. We do not intend for EBITDA as defined in the Notes due 2014 nor Adjusted Consolidated EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA are available for management's discretionary use. Both EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of our results as reported. These limitations include, among others, the following:

•	EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments,

•	EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA do not reflect changes in, or cash requirements for, our working capital needs,

•	EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA do not include income taxes, which are a necessary and ongoing cost of our operations,

•
EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts,

•
EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA do not reflect the amortization of dry docking, or the cash requirements necessary to fund the required dry docks of our vessels,

•
Although depreciation is a non-cash charge, the assets being depreciated will often have to be replaced in the future, and EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA do not, therefore, reflect any cash requirements for such replacements, and

•	EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA can be affected by the lease rather than purchase of fixed assets.

The following tables reconciles the Company's Adjusted Consolidated EBITDA to its Operating profit for the three months ended September 30, 2010 and 2009, on a consolidated and a per segment basis:

	Third Quarter Ended September 30, 2010
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating profit (loss)	$2,253	$2,664	$(2,057)	$2,860
Depreciation and amortization	4,325	1,896	2,350	8,571
Investment in affiliates / Net income attributable to non-controlling interest in subsidiaries	(88)	(55)	2	(141)
Gains on derivatives, net	-	-	901	901
Other net	(317)	-	92	(225)
Realized net gain on FFAs	-	-	1,250	1,250

Segment Adjusted EBITDA	$6,173	$4,505	$2,538	$13,216

Items not included in Segment Adjusted EBITDA
Financial income				89
Other financial expenses				740

Adjusted Consolidated EBITDA from continuing operations				$14,045
Adjusted Consolidated EBITDA from discontinued operations				-

Adjusted Consolidated EBITDA				$14,045

	Third Quarter Ended September 30, 2009
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating (loss) profit	$(2,186)	$(2,216)	$8,220	$3,818
Depreciation and amortization	3,438	1,548	5,379	10,365
Investment in affiliates / Net loss attributable to non-controlling interest in subsidiaries	29	199	(12)	216
Gains on derivatives, net	-	126	-	126
Other net	(248)	12	38	(198)

Segment Adjusted EBITDA	$1,033	$(331)	$13,625	$14,327

Items not included in Segment Adjusted EBITDA

Non-cash (gains) losses on derivatives, net				0
Financial income				69
Other financial expenses				355

Adjusted Consolidated EBITDA from continuing operations				$14,751
Adjusted Consolidated EBITDA from discontinued operations				$(402)

Adjusted Consolidated EBITDA				$14,349

The following tables reconciles the Company's Adjusted Consolidated EBITDA to its Operating profit for the nine months ended September 30, 2010 and 2009, on a consolidated and a per segment basis:

	Period Ended September 30, 2010
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating profit	$10,685	$7,908	$184	$18,777
Depreciation and amortization	12,602	5,256	7,657	25,515
Investment in affiliates / Net income attributable to non-controlling interest in subsidiaries	(220)	(328)	(21)	(569)
Net Gains on derivatives, net	-	-	10,270	10,270
Other net	(762)	3	83	(676)

Segment Adjusted EBITDA	$22,305	$12,839	$18,173	$53,317

Items not included in Segment Adjusted EBITDA
Financial income				292
Other financial income				(1,810)

Adjusted Consolidated EBITDA from continuing operations				$51,799
Adjusted Consolidated EBITDA from discontinued operations				$(510)

Adjusted Consolidated EBITDA				$51,289

	Period Ended September 30, 2009
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating (loss) profit	$(5,372)	$2,168	$21,968	$18,764
Depreciation and amortization	10,212	4,245	16,196	30,653
Investment in affiliates / Net loss attributable to non-controlling interest in subsidiaries	22	(26)	15	11
Gains on derivatives, net	-	241	-	241
Other net	(666)	1	65	(600)

Segment Adjusted EBITDA	$4,196	$6,629	$38,244	$49,069

Items not included in Segment Adjusted EBITDA
Financial income				287
Other financial expenses				1,399

Adjusted Consolidated EBITDA from continuing operations				$50,755
Adjusted Consolidated EBITDA from discontinued operations				$(1,260)

Adjusted Consolidated EBITDA				$49,495

The following table reconciles the Company's Net Income (Loss) to the Adjusted Net Income (Loss) for the nine months ended September 30, 2010 and 2009:

(In $ 000's, except share and per share data)	Nine months ended September 10	Nine months ended September 09	% Chg	3Q 10	3Q 09

Net income (loss) attributable to Ultrapetrol (Bahamas) Ltd	$1,507	$(3,652)		$(6,978)	$(4,180)

Adjustments to net Income as reported:
Income tax on Exchange Variance Provision	682	5,068	-87%	1,956	1,890
Realized net gains on FFAs	0	-		1,250	0
Paraguay 2002 to 2004 claim settlement	1,294	0		1,294	0

Adjusted Net Income (loss)	$3,483	$1,416	146%	$(2,478)	$(2,290)
Adjusted Net Income (loss) (In $ per share)	$0.12	$0.05	140%	$(0.08)	$(0.08)

SK 02351 0010 1146370